[PDL BioPharma, Inc. Letterhead]

May 30, 2007

Via EDGAR Transmission and Fax

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PDL BioPharma, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

SEC File No. 000-19756

Dear Mr. Rosenberg:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to PDL BioPharma, Inc. dated May 25, 2007 and concerning our Form 10-K for the fiscal year ended December 31, 2006. We began evaluating the Staff’s comments promptly after receiving the Staff’s comment letter and have begun the process of formulating responses to the Staff’s comments.

As a follow up to our telephone conversation on May 29, 2007 with Mark Brunhofer, Senior Staff Accountant of the Staff, in order to thoughtfully prepare comprehensive responses to the Staff’s comments, we currently plan to respond by July 11, 2007 instead of by June 11, 2007 as requested in the Staff’s comment letter. We appreciate the Staff’s willingness to allow us additional time to prepare our responses.

Please contact me at (510) 284-8185, if you have any questions.

Very truly yours,

/s/ Andrew Guggenhime

Andrew Guggenhime

Senior Vice President and Chief Financial Officer